DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com
Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.335.4501

May 14, 2013	OUR FILE NO. 378173-000005

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83	CONFIDENTIAL SUBMISSION
Pursuant to Title I Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	Globant S.A. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 15, 2013 CIK No. 0001557860

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 confidentially submitted on September 10, 2012 and amended on January 15, 2013 (the “Registration Statement”), as set forth in your letter dated February 1, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments. In accordance with the Staff’s guidance announced on October 11, 2012, the Company is confidentially submitting Amendment No. 2 and this response letter via the EDGAR system.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

United States Securities and Exchange Commission May 14, 2013 Page 2

General

1.	Please update your financial statements through December 31, 2012, in accordance with Item 8(A)(4) of Form 20-F.

RESPONSE: In accordance with the Staff’s request, the financial statements of the Company included in Amendment No. 2 have been updated through December 31, 2012.

Summary

Our Company, page 1

2.	We note your revisions in response to prior comment 12 in the last paragraph in this section. Please further balance your disclosure by providing net income information for the June 30 interim periods.

RESPONSE: In accordance with the Staff’s request, the Company has supplemented its disclosure on page 1 of Amendment No. 2 to provide profit/loss information for the years ended December 31, 2012, 2011 and 2010.

Recent Developments, page 3

3.	We note that the number of shares received by WPP plc from your selling shareholders is subject to adjustments depending on your IPO pricing. Tell us and disclose how you will account for this feature. Cite the accounting literature that supports your conclusion.

RESPONSE: In response to the Staff’s comment, the Company refers to the telephone conversation between the undersigned and Mr. Ryan Rohn of the Staff held on February 15, 2013. During this telephone conversation, the undersigned confirmed to Mr. Rohn that while the number of shares received by WPP plc from the Company’s selling shareholders is subject to adjustments depending on the Company’s IPO pricing, any increase in the number of shares to be received by WPP plc will be satisfied exclusively by the selling shareholders and, conversely, any reduction in the number of shares to be received by WPP plc will be satisfied exclusively through the return by WPP plc to the selling shareholders of a portion of the shares already received by it. Thus, no such adjustment transaction will implicate the Company in any way. The Company has revised its disclosure on page 3 of Amendment No. 2 to clarify this point.

United States Securities and Exchange Commission May 14, 2013 Page 3

Organizational Structure, page 5

4.	Refer to the table on page 7. Please disclose by footnote or otherwise any changes in the ownership after the acquisition of your shares by WPP plc.

RESPONSE: In accordance with the Staff’s request, the chart on page 6 of Amendment No. 2 has been modified to disclose changes in the shareholding of the Company after the acquisition of the Company’s shares by WPP plc.

Currency Presentation and Definitions, page 43

5.	In response to prior comment 8, it appears that you revised your document by placing the list of defined terms after the Risk Factors. Please further consider revising to limit reliance on these defined terms, such as by explaining the terms where first used. It is unclear how the use of a glossary that defines terms in a separate part of your document actually facilitates the understanding of disclosure when terms such as “XP,” “PMI,” “CMMI,” and “Scrum” are only used on page 97 or, in the case of “ITIL,” not at all. Refer to Staff Legal Bulletin No.7A (June 7, 1999).

RESPONSE: In accordance with the Staff’s request, the Company has revised its disclosure in Amendment No. 2 to limit its reliance on the defined terms included in the separate glossary on page 43. The Company believes that the remaining defined terms facilitate the understanding of the disclosure by providing a reference for frequently-used concepts.

Liquidity and Capital Resources

Restriction on Distribution of Dividends by Certain Subsidiaries, page 73

6.	We note your expanded disclosure in response to prior comment 28. Your expanded disclosure does not appear to address how earnings are transferred from your Argentinian subsidiaries to your companies that are outside of Argentina, specifically Spain, and now Luxembourg (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure to your parent.

RESPONSE: In accordance with the Staff’s request, the Company has revised its disclosure on page 68 of Amendment No. 2 to address how earnings from its subsidiaries in and outside of Argentina are transferred to other subsidiaries (e.g., dividend payments). The Company respectfully advises the Staff that it believes it has already adequately addressed restrictions on distribution of dividends by its Argentine subsidiaries to its Spanish subsidiary.

United States Securities and Exchange Commission May 14, 2013 Page 4

Business

Global delivery with access to deep talent pool, page 88

7.	Refer to your disclosures on page 88 and 95 that is based on data from the Science and Technology Indicator Network. Please clarify, in accordance with the supplemental materials you provided, to indicate that over 250,000 engineering and technology students graduated in Latin American and the Caribbean basin after 2006. We note that there were fewer graduates during the prior years.

RESPONSE: The Company has revised its disclosure on pages 84 and 91-92 of Amendment No. 2 as requested.

Government Support and Incentives, page 96

8.	We note your response to prior comment 36 regarding the exemption from import duties on hardware and IT components that you disclose in the last bullet point in this section. The sentence immediately following suggests that this would present a benefit to you. As it does not appear that you would benefit from this exemption, please revise your disclosure to clarify.

RESPONSE: The Company has revised its disclosure on page 92 of Amendment No. 2 as requested.

Compensation

Compensation of Directors and Senior Management, page 119

9.	Please disclose the compensation for 2012. Refer to Item 6.B of Form 20-F.

RESPONSE: The Company has updated the disclosure on page 114 of Amendment No. 2 as requested.

United States Securities and Exchange Commission May 14, 2013 Page 5

Principal and Selling Shareholders, page 122

10.	Please disclose the natural persons that hold voting or investment power over the shares held by the entities in footnotes (12), (14), and (16), in accordance with prior comment 46.

RESPONSE: The Company has provided the requested disclosure on page 120 of Amendment No. 2 as requested.

Related Party Transactions

WPP Investment in Globant, page 125

11.	We note from your disclosure in the fourth paragraph that the stock purchase and subscription agreement for the purchase of shares by WPP includes representations and warranties that continue for thirty months. Please file a copy of this agreement as an exhibit or tell us why you do not believe that it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In accordance with the Staff’s request, a copy of the Stock Purchase and Subscription Agreement for the purchase of shares by WPP plc is being filed as an exhibit with Amendment No. 2.

Notes to the Consolidated Financial Statements

Note 24 – Segment Information, page F-39

12.	We note your response to prior comment 58. Please clarify your response that the segregation of revenues by individual country within North America is not material for the three years in the period ended December 31, 2011. That is, please explain how you determined revenue generated in the United States is not material and should not be broken out separately. In this regard, we note your table on page F-62 shows that revenues in the United States represented 79.2% of your total revenue for the six month period ended June 30, 2012.

RESPONSE: In response to the Staff’s comment, the Company has separately identified revenues for the United States and for Canada in Note 24 on page F-48 of Amendment No. 2.

13.	Your response to prior comment 59 indicates that you have disclosed non-current assets located in your country of domicile and located in all foreign countries in Note 24 to the audited consolidated financial statements. It does not appear that you have provided this disclosure. Please advise or provide this disclosure. Refer to paragraph 33(b) of IFRS 8.

RESPONSE: In accordance with the Staff’s request, the Company has disclosed non-current assets in all countries, other than its country of domicile, in which it has material operations on page F-49 of Amendment No. 2. There are no non-current assets located in the country of the Company’s domicile.

* * *

United States Securities and Exchange Commission May 14, 2013 Page 6

If you should have any questions concerning the foregoing matters or the enclosed documents, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci

Partner

Enclosures

cc:	Martin Migoya Alejandro Scannapieco S. Todd Crider John Haley